Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of U.S. Bancorp for the registration of debt securities, common stock, preferred stock, depositary shares, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated February 27, 2023, with respect to the consolidated financial statements of U.S. Bancorp, and the effectiveness of internal control over financial reporting of U.S. Bancorp, included in its 2022 Annual Report to Shareholders, which is incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

March 10, 2023